

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2010

Mr. Steven E. Keller
Senior Vice President, General Counsel, and Secretary
Affinia Group Intermediate Holdings, Inc.
1101 Technology Drive
Ann Arbor, Michigan 48108

    Re: Affinia Group Intermediate Holdings, Inc.
            Form 10-K for the Year Ended December 31, 2009
            File No. 333-128166

Dear Mr. Keller:

       We have completed our review of your Form 10-K referenced above and have no further comments at this time.

                            Sincerely,

                            David R. Humphrey
                            Branch Chief